UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 5, 2022

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In the Matter of

Verdant Earth Technologies Ltd
Level 33, Colonial Centre
52 Martin Place
Sydney NSW 2000
Australia

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-260311

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       Verdant Earth Technologies Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Verdant Earth Technologies Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 5, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief